November 24, 2023

VIA CORRESPONDENCE

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Scott Stringer and Mr. Joel Parker

Re: Dingdong (Cayman) Ltd

Form 20-F for Fiscal Year Ended December 31, 2022

Filed March 22, 2023

File No. 001-40533

Dear Mr. Stringer and Mr. Parker:

This letter sets forth the response of Dingdong (Cayman) Limited (the “Company”) to the comments contained in the letter dated October 27, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s responses to the Staff’s comment letter dated September 29, 2023 with respect to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 (the “Form 20-F”).

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter and our responses thereto. Further, we will include the revisions proposed in our responses to the Staff’s comments in future annual report filings with the Commission, after the Staff’s completion of its review of our responses. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the Form 20-F.

Response Dated September 29, 2023

Introduction, page 1

1.
We note your proposed disclosure and response to comment 1 that you intend to revise certain “China” or “PRC” references to “mainland China” to the extent the context requires throughout the Form 20-F in future filings. Please provide your proposed revisions.

Response: We respectfully submit that we propose to revise the referenced disclosure in the Form 20-F in future filings as follows, with the added disclosure underlined for your ease of reference. Given the large amount of “China” mentioned throughout the Form 20-F, the following is a non-exhaustive list of examples for illustration purposes only.

The e-commerce industry in mainland China, in particular the fresh grocery e-commerce industry, is intensely competitive. We compete for users, orders, products and third-party suppliers. Our current or potential competitors include (i) other fresh grocery e-commerce

Division of Corporation Finance

Office of Trade & Services

players in mainland China, (ii) traditional e-commerce and other Internet companies in mainland China, and (iii) major traditional retailers in mainland China that are moving into fresh grocery e-commerce and physical retail stores and supermarkets. See “Item 4. Information on the Company—B. Business Overview—Competition.”

As the online retail industry is still evolving in mainland China, new laws and regulations may be adopted from time to time and regulators may interpret existing laws and regulations differently from what they do now to require additional licenses and permits other than those we currently have, and to address new issues that arise from time to time.

We rely on proper operation and maintenance of our mobile platform and internet infrastructure and telecommunications networks in mainland China. Any malfunction, capacity constraint or operation interruption may have an adverse impact on our business.

Currently, all of our sales of products are generated online through Dingdong Fresh, our mobile app and mini-programs. Therefore, the satisfactory performance, reliability and availability of our mobile platform are critical to our success and our ability to attract and retain users. Our business depends on the performance and reliability of the internet infrastructure in mainland China……If we are unable to enter into and renew agreements with these providers on acceptable terms, or if any of our existing agreements with such providers are terminated as a result of our breach or otherwise, our ability to provide our services to our users could be adversely affected. Access to internet in mainland China is maintained through state-owned telecommunications carriers under administrative control, and we obtain access to end-user networks operated by such telecommunications carriers and internet service providers to give users access to our mobile platform……

Risks Relating to Doing Business in mainland China

Changes in mainland China’s economic, political or social conditions or government policies could materially and adversely affect our business and results of operations.

Substantially all of our operations are conducted in mainland China. Accordingly, our results of operations, financial condition, and prospects are influenced by economic, political, and legal developments in mainland China. Mainland China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. The PRC government exercises significant control over mainland China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to

Division of Corporation Finance

Office of Trade & Services

particular industries or companies. While the PRC economy has experienced significant growth over the past decades, that growth has been uneven across different regions and between economic sectors and may not continue… Furthermore, any adverse changes in the policies of the PRC government or in the laws and regulations in mainland China could have a material adverse effect on mainland China’s overall economic growth……

2.
We note your proposed disclosure in response to comment 2 and reissue our comment. Revise to discuss the applicable laws and regulations in Hong Kong and/or Macau, as applicable, as well as the related risks and consequences. Disclose how regulatory actions related to data security or anti-monopoly concerns in Hong Kong/Macau have or may impact the company’s ability to conduct its business, accept foreign investment or list on a U.S./foreign exchange. Include risk factor disclosure explaining whether there are laws/regulations in Hong Kong/Macau that result in oversight over data security, how this oversight impacts the company’s business and the ability to offer securities, and to what extent the company believes that it is compliant with the regulations or policies that have been issued. In this regard, we note your proposed disclosure references the Law of PRC on Safeguarding National Security in Hong Kong but does not discuss the related risks and consequences, including how it could impact the company's business or ability to offer securities. With respect to regulatory actions related to data security or anti-monopoly concerns, your proposed disclosure only seems to address laws applicable in mainland China, rather than Hong Kong.

Response: We respectfully submit that we did not nor do we currently have any Macau entity, and our Hong Kong subsidiary is only an intermediary holding entity which conducts no business operations. There had been no revenues generated by our Hong Kong subsidiary, nor do we expect it to contribute any revenues in the future. Our operations had been and will continue to be mainland China-focused. Therefore, we do not believe any regulatory actions related to data security or anti-monopoly concerns in Hong Kong or Macau would have or may impact our ability to conduct our business, accept foreign investments, or list on a U.S./foreign exchange.

Furthermore, risks related to data security or anti-monopoly concerns and foreign investments have been discussed in details in “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs”, “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — PRC laws and regulations establish more complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China”, and “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — PRC laws and regulations establish more complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China — The heightened scrutiny over acquisition transactions by PRC tax authorities may have a negative impact on our business operations, our acquisition or restructuring strategy or the value of your investment in us”, which we believe would be sufficient for investors to evaluate the risks associated with investing in our ADSs.

Division of Corporation Finance

Office of Trade & Services

Item 3. Key Information
Our Corporate Structure, page 4

3.
We note your proposed disclosure in response to comment 3. Please further revise to clarify that it is the PRC regulatory authorities that could disallow your holding company structure, rather than “any” regulatory authority. Please also state that disallowing your holding company structure would likely result in a material change in your operations, and include a cross reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response: In response to the Staff’s comment, we propose to revise the referenced disclosure in the Form 20-F in future filings as follows, with the added disclosure underlined (newly added revisions in response to the Staff’s current round of comments are highlighted in bold) and the removed disclosure crossed out for ease of reference:

Page 4 of the Form 20-F

Our Corporate Structure

Dingdong (Cayman) Limited is not a Chinese operating company, but a Cayman Islands holding company with no material operations of its own. We conduct our operations through our subsidiaries located in mainland China, or PRC subsidiaries. Investors in the ADSs are ~~not~~ purchasing ~~equity securities~~ beneficial equity interests in Dingdong (Cayman) Limited, the ~~of our PRC subsidiaries but instead are purchasing equity securities of a~~ Cayman Islands holding company, rather than purchasing beneficial equity interests in any of our operating companies. This holding company structure involves unique risks to investors. As a holding company, Dingdong (Cayman) Limited may rely on dividends from its subsidiaries for cash requirements, including any payment of dividends to its shareholders. The ability of our subsidiaries to pay dividends or make distributions to Dingdong (Cayman) Limited may be restricted by laws and regulations applicable to them or the debt they incur on their own behalf or the instruments governing their debt. In addition, if the PRC regulatory authorities disallow this holding company structure or limit or hinder our ability to conduct our business through, receive dividends or distributions from, or transfer funds to, our PRC subsidiaries or list on a U.S. or other foreign exchange, our operations may be adversely affected, and the value of our securities could decline significantly or become worthless. See “Item 3. Key Information — Our Corporate Structure,” and “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — We principally rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business or financial condition.”

4.
We note your proposed disclosure in response to comment 4. Please amend your structure chart to disclose the remaining interest holder(s) in Shanghai Yushengbaigu Food Co., Ltd.

Division of Corporation Finance

Office of Trade & Services

Response: In response to the Staff’s comments, we propose to revise the referenced diagram in the Form 20-F in future filings as follows, with the minority interest holders in Shanghai Yushengbaigu Food Co., Ltd. disclosed in details:

Cash Flows through Our Organization, page 5

5.
We note your proposed disclosure in response to comment 7 only includes revisions to page 92. Please also include comparable revisions in this section

Response: We respectfully submit that our proposed edits on page 92 are already included in page 5 of the current Form 20-F, therefore, we believe no additional revisions are needed in this section.

6.
We note your proposed disclosure in response to comment 8 and reissue our comment in part. Please make the applicable revisions to your summary risk factors as well.

Response: In response to the Staff’s comment, we propose to add the following risk factor heading in the Summary of Risk Factors in the Form 20-F in future filings, with the added disclosure underlined for ease of reference:

Summary of Risk Factors

……

•
We principally rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business or financial condition.

Division of Corporation Finance

Office of Trade & Services

7.
We note your proposed disclosure in response to comment 9 and reissue our comment in part. Disclose the source of your cash management policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.). Ensure the disclosure appears in this section of your 20-F.

Response: In response to the Staff’s comments, we propose to add the following in the Form 20-F in future filings, with the newly added revisions in response to the Staff’s current round of comment highlighted in bold for ease of reference:

We have established stringent controls and procedures for cash flows within our organization with reference to applicable regulations. Each transfer of cash among our Cayman Islands holding company and our subsidiaries is subject to different levels of internal approval. To effect a cash transfer, a number of steps are needed, including but not limited to the issuance of payment receipt, inspection of the invoice, and payment execution. A single employee is not permitted to complete the whole process of a cash transfer, but rather only a limited portions. Only the finance department is authorized to make cash transfers, which is subject to tiered approval procedures. Within the finance department, the roles of invoice issuance, payment execution, record keeping, and auditing are segregated to minimize risk.

Permissions Required from the PRC Authorities for Our Operations, page 5

8.
We note your proposed disclosure in response to comment 10 that no requisite licenses and permits have been denied, except for which has been disclosed in the risk factor “Any lack of requisite approvals, licenses, permits or filings or failure to comply with any requirements of PRC laws, regulations and policies may materially and adversely affect our daily operations and hinder our growth” on page 18 of your 20-F. Please identify which permits have been denied or are incomplete in this section. In addition, in regards to your entire discussion of required permissions and approvals, describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: In response to the Staff’s comment, we propose to revise the referenced disclosure in the Form 20-F in future filings as follows, with the added disclosure underlined (new revisions in response to the Staff’s current round of comments are highlighted in bold) and the removed disclosure crossed out for ease of reference:

Page 5 of the Form 20-F

We conduct our operations through our PRC subsidiaries. Our operations in mainland China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities ~~that are material~~ for their current business operations, which include~~, among others~~,

Division of Corporation Finance

Office of Trade & Services

Food Operating Permit, Alcohol Wholesale License, Record-filing for Operation of Medical Devices, Record-filing for Online Sale of Medical Devices, Record-filing for Sale of Pre-packaged Food, Record filing for Crop Seed Production and Operation, License or Approval for the Sale and Acquisition of the Second-class National Key Protection Wild Plant, Storage and Transportation License, Record-Filing of E-commerce Livestream Platform, Internet Drug Information Service Qualification Certificate (non-operational), Road Transport Operating License, Approval for Implementing Comprehensive Calculation and Irregular Working System and Registration of Single-Purpose Commercial Prepaid Cards, and no such requisite licenses and permits have been denied, except for that not all of the addresses of our regional processing centers and frontline fulfillment stations are currently specified in the relevant food operating licenses as required under relevant PRC laws and regulations, and the details of which has been disclosed in “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Any lack of requisite approvals, licenses, permits or filings or failure to comply with any requirements of PRC laws, regulations and policies may materially and adversely affect our daily operations and hinder our growth.” If we fail to obtain requisite licenses and permits in a timely manner or at all, we may be subject to penalties or other disciplinary actions from the relevant governmental authorities for conducting our business without the above-mentioned licenses or permits. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings, or approvals for our business operations in the future. In that case, we will strive to obtain such additional licenses, permits, filings, or approvals for our business operations in a timely manner to comply with applicable laws and regulations. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

9.
We note your proposed disclosure in response to comment 11 and reissue our comment. We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need CAC, CSRC, or any additional permissions and approvals to operate your business and to offer securities to investors, as your disclosure states only that you were “advised” by counsel. If true, state as much and explain why such an opinion was not obtained. Where you state that you are not subject to CAC and CSRC approval, explain why that is the case and the basis on which you made that determination. Additionally, we note that you have removed disclosure that in connection with your historical issuance of securities to foreign investors, under currently effective PRC laws, regulations, and regulatory rules, that you “have not been requested to obtain such permissions by any PRC authority.” If true, please revise to include this statement in your proposed disclosure. Otherwise, explain why such statement is no longer accurate.

Response: We respectfully submit that, as suggested in our previous response to the Staff’s comments, we are not required to file with the CSRC or go through the CAC review with

Division of Corporation Finance

Office of Trade & Services

respect to our historical offering of securities or our listing in June 2021. In response to the Staff’s comment, we propose to revise the referenced disclosure in the Form 20-F in future filings as follows, with the added disclosure underlined (new revisions in response to the Staff’s current round of comments are highlighted in bold) and the removed disclosure crossed out for ease of reference.

Page 5 of the Form 20-F

Furthermore, on February 17, 2023, the China Securities Regulatory Commission, or the CSRC, released Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Administrative Measures, and five supporting guidelines, which has come into effect on March 31, 2023. According to the Trial Administrative Measures, a filing-based regulatory system will be applied to overseas offering and listing of PRC domestic companies. Pursuant to the Announcement relating to the Notice on Filing Management Arrangements for Overseas Securities Offering and Listing by Domestic Companies issued on February 17, 2023 by the CSRC, domestic companies that had been listed overseas prior to March 31, 2023 are categorized as “existing enterprises” and are not required to file with the CSRC with respect to their previous listings. Therefore, our PRC legal advisers are of the view that, with respect to our historical issuance of securities to foreign investors in June 2021, we are not required to obtain permission or file with the CSRC under the Trial Administrative Measures. As of the date of this annual report, we had not received any request from the CSRC to obtain any approval or complete any filing for our listing on NYSE in June 2021. Additionally, if we intend to conduct future offering of securities in the same market where we are listed, we shall file with the CSRC within three business days after completion of such securities offering. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Moreover, our PRC legal advisers for cybersecurity and data compliance are of the view that, we are not required to proactively go through cybersecurity review by the Cyberspace Administration of China, or the CAC, in connection with our historical issuance of securities to foreign investors, based on the following reasons. Firstly, the revised Measures for Cybersecurity Review promulgated by CAC on December 28, 2021, which require an online platform operator to proactively apply for cybersecurity with CAC if such operator possesses personal information of over one million users and pursues a foreign listing, took effect from February 15, 2022. Pursuant to Article 93 of the Legislative Law of PRC, the revised Cybersecurity Review Measures, which are departmental regulations, do not have retroactive effect, and therefore, such cybersecurity review requirement does not apply to our historical issuance of securities to foreign investors and our listing on NYSE in June 2021. In addition, such conclusion was also confirmed by our PRC legal advisors’ formal phone consultation with China Cybersecurity Review Technology and Certification Center on May 16, 2022, the only and competent institution appointed by the CAC to be responsible for accepting application for cybersecurity reviews. Furthermore, we have not received any request from the CAC, with

Division of Corporation Finance

Office of Trade & Services

respect to cybersecurity review or any other approval from the CAC for operating our businesses or maintaining our listing on NYSE in June 2021.

~~Furthermore, in connection with our historical issuance of securities to foreign investors, under currently effective PRC laws, regulations, and regulatory rules, as of the date of this annual report, we (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to proactively go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not been requested to obtain such permissions by any PRC authority.~~

~~However, the PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas by and/or foreign investment in China-based issuers. On February 17, 2023, the CSRC released Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Administrative Measures, and five supporting guidelines, which will come into effect on March 31, 2023. Pursuant to the Trial Administrative Measures, if any issuer completes the overseas’ listing and intends to conduct securities offering in the same market, such issuer shall file with CSRC within three business days after its completion of securities offering. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.”~~

Summary of Risk Factors, page 6

10.
We note your proposed disclosure in response to comment 12 and reissue our comment in part. In each instance where you note that the PRC government has “oversight and discretion” over your business operations, please revise to state that the PRC government has “oversight and control” over your business operations. (Emphasis added).

Response: In response to the Staff’s comment, we propose to revise the referenced disclosure in the Form 20-F in future filings as follows, with the added disclosure underlined (new revisions in response to the Staff’s current round of comments are highlighted in bold) and the removed disclosure crossed out for ease of reference:

Page 8 of the Form 20-F

PRC governmental authorities may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas by, and/or foreign investment in, mainland China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of our securities to significantly decline or in extreme cases, become worthless. For details, see “Risk Factors — Risks Related to Doing Business in China — The PRC government~~’s~~ has significant oversight and control over our business operation, and it may intervene or influence our operations at any time, which could result in a material adverse

Division of Corporation Finance

Office of Trade & Services

change in our operations and the value of our ADSs;”

There are uncertainties in the PRC legal system. Some rules and regulations in mainland China might change quickly with little advance notice. The interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us. Such risks and uncertainties could result in a material adverse change in our operations and the value of our ADSs. For details, see “Risk Factors — Risks Related to Doing Business in China — The legal system in China embodies uncertainties which could limit the legal protections available to us or impose additional requirements and obligations on our business, which may materially and adversely affect our business, financial condition, and results of operations;”

Page 29 of the Form 20-F

The PRC government~~’s~~ has significant oversight and control over our business operation, and it may intervene or influence our operations at any time, which could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily through our PRC subsidiaries. Our operations in mainland China are governed by PRC laws and regulations. The PRC government has significant oversight and control over the conduct of our business, and it may intervene or influence our operations at any time, which could result in a material adverse change in our operation and/or the value of our ADSs. In addition, any actions by the Chinese government to exert more oversight and control over securities that are listed overseas or foreign investment in mainland China-based issuers could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

……

Our business is subject to complex and evolving laws and regulations regarding privacy and data protection..., page 16

11.
We note your proposed disclosure in response to comment 13 regarding your compliance with the applicable regulations and policies that have been issued by the CAC to date. The disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure.

Response: In response to the Staff’s comment, we removed the materiality qualifier, and we propose to revise the referenced disclosure in the Form 20-F in future filings as follows, with the added disclosure underlined (new revisions in response to the Staff’s current round of comments are highlighted in bold) for ease of reference:

Page 18 of the Form 20-F

Division of Corporation Finance

Office of Trade & Services

…… On November 14, 2021, the CAC published the Regulations on the Administration of Cyber Data Security (Draft for Comments), or the Draft Cyber Data Regulations. The Draft Cyber Data Regulations provides that data processor conducting the following activities shall apply for conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization, or division of internet platform operators that have acquired a large number of data resources related to national security, economic development, or public interests, which affects or may affect national security; (ii) a foreign listing by a data processor processing personal information of over one million users; (iii) a listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. As of the date of this annual report, there has been no further clarifications from the authorities as to the standards for determining such activities that “affects or may affect national security.” The period for which the CAC solicited comments on the Draft Cyber Data Regulations ended on December 13, 2021, but there is no timetable as to when the draft regulations will be enacted. As such, substantial uncertainties exist with respect to the enactment timetable, final content, interpretation, and implementation of the Draft Cyber Data Regulations. As of the date of this annual report, the Draft Cyber Data Regulations is still in draft form and has not come into force.

As at the date of this annual report, we believe we are compliant with the requirements under applicable regulations and policies that have been issued by the CAC to date, on the basis that (i) we have established a comprehensive security system, supported by our risk management system that spans from the individual end users across our entire network, covering our mobile app and mini-programs, data, services, our internal office, and R&D environments. we have established internal rules, policies and protocols covering cybersecurity, data security and personal information protection according to applicable laws and standards, to provide clear guidance on the safeguards of our network, the business data and personal information originated, collected and processed by us during our operation and govern how we may access and use such data, (ii) we adopted organizational and technical measures to ensure the security of such data against unauthorized access, disclosure, leakage, or tempering, (iii) we have established internal management bodies responsible for information security, data security and personal information protection respectively in accordance with the requirements of applicable laws and regulations and have appointed persons in charge of those matters,(iv) we had not been subject to any fines or other penalties due to non-compliance with data privacy and security laws or regulations; and (v) we maintain good communication and interaction with the relevant regulators in this regard.

New laws or regulations concerning data protection and cyber security, or the interpretation and implementation of such new laws or regulations, which is often uncertain and in flux, may be inconsistent with our practices. The introduction of new products or other actions that we may take may subject us to additional laws, regulations, or other government scrutiny. Complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business. We continue to closely monitor and assess further developments regarding laws and regulations on cybersecurity, data security and protection of personal information, particularly those laws and

Division of Corporation Finance

Office of Trade & Services

regulations issued by CAC and be prepared to comply with the newly issued regulatory requirements.

Certain judgments obtained against us by our shareholders may not be enforceable, page 42

12.
We note your proposed disclosure in response to comment 15, including your proposed risk factor disclosure related to how judgments from United States courts will be treated in Hong Kong. Please revise the risk factor to also include a discussion of how judgments from United States courts will be treated in China.

Response: In response to the Staff’s comment, we propose to revise the referenced disclosure in in Form 20-F in future filings as follows, with the newly added disclosure underlined (new revisions in response to the Staff’s current round of comments are highlighted in bold) for ease of reference:

Page 42 of the Form 20-F

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. All of our current operations are conducted in mainland China. In addition, ~~most~~ all of our current directors and officers named in this annual report reside within mainland China and Hong Kong. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of mainland China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

In addition, judgment of United States courts will not be directly enforced in mainland China or Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. There is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States

Division of Corporation Finance

Office of Trade & Services

courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (i) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (ii) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment. Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.”

Risk Factors

The PCAOB had historically been unable to inspect our auditor..., page 27

13.
We note your proposed disclosure in response to comment 14 and we reissue our comment in part. The disclosure in this risk factor should recognize that the PCAOB can restart its “inspection clock” if circumstances change and it no longer believes that it can inspect China and Hong Kong-based auditors. Additionally, we note that you removed disclosure regarding the history of the HFCA Act and that you were previously identified as an Commission-Identified Issuer. Please revise to include this disclosure.

Response: In response to the Staff’s comment, we added back to include the fact that we were previously identified as a Commission-Identified Issuer, and we propose to revise the referenced disclosure in the Form 20-F in future filings as follows, with the added disclosure underlined (new revisions in response to the Staff’s current round of comments are highlighted in bold) and the removed disclosure crossed out for ease of reference:

Page 27 of the Form 20-F

The PCAOB had historically been unable to inspect our auditor in relation to their audit work. Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or fully investigate auditors located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Division of Corporation Finance

Office of Trade & Services

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is located in mainland China, a jurisdiction where the PCAOB had been historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in mainland China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of mainland China that are subject to the PCAOB inspections.

The HFCA Act, which was signed into law on December 18, 2020, states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for two consecutive years, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. On May 9, 2022, we were named by the SEC as a Commission-Identified Issuer, following our filing of annual report on Form 20-F for the fiscal year ended December 31, 2021 with the SEC on May 2, 2022. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCA Act after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

~~Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China or Hong Kong, among other jurisdictions.~~ However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including the uncertainties surrounding Sino-U.S. relations. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCA Act to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities.

If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm

Division of Corporation Finance

Office of Trade & Services

headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in our ADSs to lose confidence in our reported financial information and the quality of our financial statements, and moreover, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCA Act, our shares and ADSs would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair the investors’ ability to sell or purchase our ADSs when the investors wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Item 15. Controls and Procedures, page 124

14.
We note from your response to comment 17 that you plan to revise your disclosure to remove references to the chief strategy officer. Please explain how your disclosure will comply with Item 15 of Form 20-F which requires the conclusions of your principal executive “and” principal financial officers, or persons performing similar functions or revise accordingly.

Response: We respectfully submit that our Chief Strategy Officer, Ms. Le Yu, resigned from the position effective from September 30, 2023. Mr. Song Wang, our Senior Vice President, is currently primarily responsible for our financial reporting, financial planning and analysis and budgeting as well as overseeing our accounting and finance teams, and was appointed as our director effective from September 30, 2023. In response to the Staff’s comment, we propose to revise the referenced disclosure in the Form 20-F in future filings as follows, with the added disclosure underlined (new revisions in response to the Staff’s current round of comments are highlighted in bold) the removed disclosure crossed out for ease of reference:

Page 124 of the Form 20-F.

Management’s Annual Report on Internal Control over Financial Reporting

Based upon that evaluation, our management, with the participation of our chief executive officer and senior vice president of finance, who is responsible for our financial reporting, financial planning and analysis and budgeting, as well as overseeing our accounting and finance teams, ~~and chief strategy officer~~, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were ~~not~~ effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was

Division of Corporation Finance

Office of Trade & Services

recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and senior vice president of finance ~~and chief strategy officer~~, as appropriate, to allow timely decisions regarding required disclosure.

Note 3. Revenue from contracts with customers, page F-22

15.
We note your response to comment 25. However, in your analysis of ASC 606-10-55-89 through 55-91 you did not address 55-91(a), which states examples of categories that might be appropriate include, type of good or service (for example, major product lines). We note your disclosure indicates you offer a “wide range of products, including fresh groceries, prepared food, and other food products” and these categories are frequently mentioned throughout your Form 20-F disclosures and other public disclosures. For instance, in your earnings calls we have noticed an emphasis on “prepared meals.” Most recently in your September 1, 2023 second quarter conference call you indicated the prepared food category would attract new users, command higher prices, offer higher gross margins and you discuss the impact in terms of GMV. Please explain your consideration of this aspect of guidance as well as why further disaggregation is not warranted or revise your disclosure accordingly.

Response: We respectfully acknowledge the Staff’s comment, and in response have reviewed the guidance in ASC 606-10-50-5 and the related implementation guidance in ASC 606-10-55-89 through 55-91 including 55-91(a) with respect to additional disclosures of disaggregated revenues. As we offer all of our products through our Dingdong Fresh App and they are often purchased at the same time in the same order placed on Dingdong Fresh App, prepaid for and delivered to our customers at the same time in the same manner, the nature, amount and timing of revenue and cash flows are similar across all of our products. We acknowledge that we have mentioned from time to time in our disclosures that we offer a “wide range of products, including fresh groceries, prepared food, and other food products”, and respectfully advise the Staff that these discussions provide investors with an overview of the composition of our product revenues and product offering, and is not meant to imply that there are unique risk characteristics that would impact how the nature, amount, timing and uncertainty of revenue may be affected by economic factors.

We also respectfully advise the Staff that our references to prepared meals and other food products in previous earnings calls was to provide investors and other users of the financial statements with additional detail into the Company’s performance and to highlight certain product categories have shown stronger or weaker results in terms of our average order value (“AOV”), gross merchandise value (“GMV”) and gross profit, period over period. Therefore, for revenue disaggregation purposes, providing this additional detail from time to time is not meant to imply that there are unique risk characteristics that would impact how the nature, amount, timing and uncertainty of revenue may be affected by economic factors.

Division of Corporation Finance

Office of Trade & Services

In addition, as communicated to the Staff in our Response Letter submitted on September 29, 2023, our chief operating decision maker (“CODM”) evaluates our financial performance by reviewing product revenues as a whole instead of by any individual product category. As such, we believe the current revenue disaggregation disclosures in our filings appropriately depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

We will continue to review our disaggregated revenue disclosures and adjust those disclosures as appropriate to reflect changes that may occur to our business and revenue arrangements that may impact our consolidated revenues and cash flows in accordance with ASC 606-10-50-5 and 606-10-55-90 and 55-91, respectively.

* * *

16.

If you have any questions regarding the Form 20-F, please contact our Senior Vice President, Song Wang, at wangsong29@100.me, or our U.S. counsel, Steve Lin at Kirkland & Ellis, at steve.lin@kirkland.com, +86-10-5737-9315 (office) or +86-186-1049-5593 (cell).

Thank you for your time and attention.

Sincerely,

/s/ Changlin Liang
Name: Changlin Liang

Title: Director and Chief Executive Officer

cc: Changlin Liang, Chief Executive Officer

Song Wang, Senior Vice President

Steve Lin, Esq., Kirkland & Ellis